One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8393

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

February 13, 2017

VIA EDGAR

Robert F. Telewicz, Jr.

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mailstop 3233

Washington, DC 20549

Re:	FS Credit Real Estate Income Trust, Inc.
Draft Registration Statement on Form S-11
CIK No. 377-01430

Dear Mr. Telewicz:

This letter sets forth the responses of our client, FS Credit Real Estate Income Trust, Inc. (the “Issuer”), to the correspondence from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 20, 2016, which provided comments to the Issuer’s above-referenced draft registration statement on Form S-11 confidentially submitted on November 23, 2016 (the “DRS”). Today the Issuer filed its Registration Statement on Form S-11 via EDGAR (the “Registration Statement”). For your convenience, we have included below the Staff’s comments followed by the Issuer’s responses thereto.

Prior Performance

Pursuant to a telephone conversation with the Staff, the Issuer would like to explain the rationale behind the presentation of the prior performance in the prospectus that forms a part of the Registration Statement (the “Prospectus”). In the “Prior Performance Summary” section of the Prospectus, the Issuer has presented the prior performance of Rialto Capital Management, LLC (“Rialto”), which serves as the sub-advisor to the Issuer’s external advisor, FS Real Estate Advisor, LLC (the “Adviser”), as opposed to that of Franklin Square Holdings, L.P. (“FS Investments”), the parent of the Adviser. Rialto will have primary responsibility for sourcing investments for the Issuer and managing such investments post-acquisition, subject to the approval and oversight of the Adviser. As a result, it is the investment performance of Rialto that will primarily drive the performance of the Issuer’s investment portfolio. In addition, Rialto has a track record that is material to investors in the Issuer. Since it commenced operations in 2009, Rialto has sponsored five real estate programs. On the other hand, FS Investments has not previously sponsored any real estate programs and thus its prior investment experience is not

Atlanta ● Brussels ● Charlotte ● Dallas ● Los Angeles ● New York ● Research Triangle ● Silicon Valley ● Washington, D.C.

Robert F. Telewicz, Jr.

February 13, 2017

material to potential investors in the Issuer. We note that Guide 5 says that “sponsors are urged not to include in the prospectus information about prior performance beyond that required by this Guide...” As a result, the Issuer believes that disclosure of Rialto’s prior performance is the appropriate prior performance disclosure for the Prospectus.

General

1. Comment: Please revise the registration statement to include all information required by Form S-11 and complete all blanks in the registration statement, subject to applicable exemptions. Please note that we will require sufficient time to review such information and may have additional comments once the registration statement is complete. In addition, please provide draft copies of your legal and tax opinions for our review if you are not in a position to file them with the next amendment.

Response: The Issuer acknowledges the Staff’s comment and believes it has provided all information required by Form S-11 in the Registration Statement. The Issuer has included as exhibits to the Registration Statement draft copies of its legal and tax opinions.

2. Comment: Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response: The Issuer undertakes to provide the Commission with all promotional material and other sales literature, including materials that will only be used by broker-dealers, prior to use, as required by Item 19B of Industry Guide 5.

3. Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Issuer does not intend to include any graphics, maps, photographs or other artwork other than those already included in the Prospectus. In the event that the Issuer later determines to include any such items in the Prospectus, it shall submit copies of all such items to the Commission for review prior to the inclusion of any such items in any preliminary Prospectus distributed to prospective investors.

4. Comment: We note that you have included disclosure indicating that you may invest in subordinated and mezzanine commercial real estate mortgage loans and commercial real estate related securities. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Robert F. Telewicz, Jr.

February 13, 2017

Response: The Issuer intends to operate, directly and through wholly-owned or majority-owned subsidiaries, so that it and each of its subsidiaries is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Under Section 3(a)(1) of the 1940 Act, an issuer is not deemed to be an investment company if:

•	it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primarily Engaged Test”); and

•	it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities”[1] having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% Test”).

Depending on the nature of the Issuer’s portfolio, the Issuer expects to be able to satisfy both the Primarily Engaged Test and the 40% Test discussed above. The Issuer is organized as a holding company and expects to conduct its businesses primarily through its wholly-owned and majority-owned subsidiaries. With respect to the 40% Test, the Issuer expects that most of the entities through which it owns assets will be wholly-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. With respect to the Primarily Engaged Test, the Issuer, as a holding company, does not intend to engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, securities will be purchased through wholly-owned or majority-owned subsidiaries of the Issuer, each of which will rely on an exception from registration under the 1940 Act. Accordingly, the Issuer will be primarily engaged in the non-investment company businesses of these subsidiaries.

If, however, the value of the subsidiaries of the Issuer that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of the Issuer (which is most likely to occur if such subsidiaries do not own a sufficient amount of qualifying real estate assets (as defined below) or real estate-related assets to rely on Section 3(c)(5)(C) of the 1940 Act), then the Issuer will seek to rely on Section 3(c)(6) of the 1940 Act, which excepts from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4) and (5) of Section 3(c), or in one or more such businesses (from which not less than 25% of such

[1]

“Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Robert F. Telewicz, Jr.

February 13, 2017

company’s gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding or trading in securities. The Issuer will be “primarily engaged,” through wholly-owned and majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. We believe that the Issuer may rely on Section 3(c)(6) if 55% of the assets of the Issuer consist of, and at least 55% of the income of the Issuer is derived from, qualifying real estate assets owned by wholly-owned or majority-owned subsidiaries of the Issuer.

The Issuer expects that most of its subsidiaries will be able to rely on Section 3(c)(5)(C) of the 1940 Act for an exception from the definition of an investment company. Section 3(c)(5)(C) generally provides that any person not engaged in the business of issuing redeemable securities and who is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate is excepted from the definition of investment company. The Commission’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“qualifying real estate assets”) and at least 80% of its assets in qualifying real estate assets or real estate-related assets. No more than 20% of the value of its assets may be assets (“miscellaneous assets”) other than qualifying real estate assets and real estate-related assets. The Issuer expects that each of its subsidiaries relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying real estate assets, and approximately an additional 25% of its assets in other types of real estate-related assets. In addition, none of the Issuer’s subsidiaries expects to issue currently redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, as those terms are defined in the 1940 Act. To avoid registration as an investment company, the Issuer expects to limit the investments that its subsidiaries make, directly or indirectly, in assets that are not qualifying real estate assets and in assets that are not real estate-related assets.

Below is an analysis of how potential investments of the subsidiaries of the Issuer will be treated for purposes of the exclusions provided by Sections 3(c)(5)(C) and 3(c)(6), in each case consistent with relevant Commission guidance:

First and Second Mortgage Loans. A first mortgage loan will be treated as a qualifying real estate asset, as long as the loan is “fully secured” by real estate at the time a subsidiary of the Issuer originates or acquires the loan. Likewise, mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, will be treated as qualifying real estate assets if the real property fully secures the second mortgage. The Issuer will treat loans with loan-to-value ratios in excess of 100% to be real estate-related assets if the real estate securing the loan has an appraised value of 55% of the fair market value of the loan on the date of acquisition.

Mezzanine Loans. Real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate, or mezzanine loans, will be treated as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the following criteria set forth in a Commission no-action letter:

Robert F. Telewicz, Jr.

February 13, 2017

•	the loan is made specifically and exclusively for the financing of real estate;

•	the loan is underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;

•	the subsidiary as lender exercises ongoing control rights over the management of the underlying property to the same extent as is customary by holders of a second mortgage;

•	the subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

•	the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and

•	the subsidiary as lender has the right to foreclose on the collateral and, through its ownership of the property-owning entity, become the owner of the underlying property.

Participations. A participation interest in a loan will be treated as a qualifying real estate asset only if the interest is a participation in a whole mortgage loan, such as an A-Note or a B-Note, that meets the following criteria, as set forth in a Commission no-action letter:

•	the note is a participation interest in a mortgage loan that is fully secured by real property;

•	the subsidiary as note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and the subsidiary’s returns on the note are based on such payments;

•	the subsidiary invests in notes only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

•	the subsidiary as note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan and with respect to any material modification to the mortgage loan agreements; and

•	in the event that the mortgage loan becomes non-performing, the subsidiary as note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) with respect to a B-Note, purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan.

Robert F. Telewicz, Jr.

February 13, 2017

If these conditions are not met, the Issuer may treat the note as a real estate-related asset or as a miscellaneous asset depending upon applicable Commission guidance, if any.

Other Loans. If a subsidiary provides financing to an entity that is primarily engaged in the real estate business, the loan will be treated as a real estate-related asset or a miscellaneous asset depending on the nature of the business and assets of the borrower. With respect to construction loans that are funded over time, the outstanding balance (i.e., the amount of the loan actually drawn) will be treated as a qualifying real estate asset. The treatment of any other loans as qualifying real estate assets and real estate-related assets will be based on the characteristics of the underlying collateral and the particular type of loan (including whether the Issuer’s subsidiary has foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and will be consistent with Commission guidance.

Real Estate-Related Securities. The Issuer will treat agency residential mortgage-backed securities (“RMBS”) as a qualifying real estate asset if the certificate represents all of the beneficial interests in a pool of mortgages, referred to as a “whole pool” certificate. The Issuer will treat as real estate-related assets non-agency RMBS, commercial mortgage-backed securities, debt and equity securities of companies primarily engaged in real estate businesses and agency partial pool certificates.

Joint Venture Interests. Consistent with Commission guidance, when measuring Section 3(c)(6) and Section 3(c)(5)(C) compliance, asset values will be calculated on an unconsolidated basis, which means that when assets are held through another entity, the value of a subsidiary’s interest in the entity will be treated as follows: (i) if the subsidiary owns less than a majority of the voting securities of the entity, then the value of its interest in the entity will be treated as a real estate-related asset if the entity engages in the real estate business, such as a REIT relying on Section 3(c)(5)(C), and otherwise as miscellaneous assets; (ii) if the subsidiary owns a majority of the voting securities of the entity, then the value of the subsidiary’s interest in the entity will be allocated among qualifying real estate assets, real estate-related assets and miscellaneous assets in proportion to the entity’s ownership of qualifying real estate assets, real estate-related assets and miscellaneous assets; and (iii) if the subsidiary is the general partner or managing member of an entity, then (a) the value of the subsidiary’s interest in the entity will be treated as in item (ii) above if the subsidiary is actively involved in the management and operation of the venture and the subsidiary’s consent is required for all major decisions affecting the venture and (b) the value of the subsidiary’s interest in the entity will be treated as in item (i) above if the subsidiary is not actively involved in the management and operation of the venture or the subsidiary’s consent is not required for all major decisions affecting the venture.

The Issuer will monitor its investments at the time of acquisition and disposition of each investment and on an ongoing basis to determine compliance with the exemptions/exclusions from registration discussed above. The Issuer will classify its assets for purposes of the 1940

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Act, including the Section 3(c)(5)(C) exclusion with respect to its subsidiaries, in accordance with no-action positions taken by the Staff in the past, subject to any further guidance issued by the Staff in the future. In 2011, the Commission issued a concept release indicating that the SEC and its staff were reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage-related instruments. The concept release and the public comments thereto have not yet resulted in Commission rulemaking or interpretive guidance. To the extent that the Commission or the Staff provide further guidance regarding any of the exceptions that the Issuer and its subsidiaries rely on from registration as an investment company, the Issuer may be required to adjust its strategy accordingly.

5. Comment: Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

Response: The Issuer respectfully submits that the Issuer’s proposed share repurchase program (the “Repurchase Program”) is consistent with the share repurchase program relief granted to other issuers by the Division of Corporation Finance, including the no action letter issued to Blackstone Real Estate Income Trust, Inc. dated September 12, 2016. With respect to the Repurchase Program, the Issuer notes the following: (i) all material information and modifications related to the Repurchase Program will be fully and timely disclosed to stockholders in the prospectus and the net asset value (“NAV”) per share will be available on the Issuer’s website and toll-free information line; (ii) the Issuer will not solicit repurchases under the Repurchase Program other than through the prospectus and prospectus supplements disclosing the NAV per share; (iii) the shares will be repurchased monthly under the Repurchase Program at a price which will be equal to the NAV per share for the applicable class of shares calculated after the close of business on the last business day of the month, with an early repurchase deduction for shares that have not been outstanding for at least one year; (iv) repurchases will be limited in any calendar month to no more than 2% of the Issuer’s aggregate NAV and in any calendar quarter to no more than 5% of the Issuer’s aggregate NAV; (v) if the monthly or quarterly volume limitation is reached in any given calendar month or if the Issuer determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Program for such month will be made on a pro rata basis; (vi) stockholders may withdraw a repurchase request by notifying the Issuer’s transfer agent prior to the settlement of such repurchase; (vii) there will be no established trading market for the Issuer’s common stock and the Repurchase Program will be terminated if the Issuer’s shares of common stock are listed on a national securities exchange; (viii) the Issuer is structured as a perpetual-life entity with no current intention to list its shares and the Repurchase Program is intended to remain open indefinitely; and (ix) the Repurchase Plan is open to all stockholders; provided that Class S shares issued in a private placement are expected to be subject to a lock-up period of two years from the commencement of the Issuer’s initial public offering.

Robert F. Telewicz, Jr.

February 13, 2017

6. Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: The Issuer acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Program and (ii) considering all of the elements of the Repurchase Program in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 20117. The Issuer has reviewed the applicability of Regulation M to the Issuer’s Repurchase Program and has determined that the program is consistent with the class exemptive letter, later October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

7. Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Issuer advises the Staff that no written communications or research reports of the type described in the above comment have been prepared. The Issuer undertakes to provide such written communications and research reports to the Staff, once prepared, if any.

8. Comment: We note your disclosure on page 16 with respect to the capital contributions by FS Real Estate Advisor and Rialto. Please revise your disclosure to provide the information required by Item 506 of Regulation S-K or tell us why the information is not material.

Response: Item 5 of Form S-11 requires disclosure of the information required by Item 506 of Regulation S-K. Item 506 calls for disclosure of net tangible book value per share (“NTBV/share”) in two instances, neither of which we believe apply to the Issuer. The first instance is “where common equity securities are being registered and there is substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years, or which they have the right to acquire…” The Adviser, Rialto and their affiliates

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February 13, 2017

will acquire shares for $25.00 per share in the private offering, reflecting the fact that such shares are being purchased at the current NAV and no selling commissions or dealer manager fees are paid in connection with such sales. This price represents the same estimated initial offering price of $25.00 that the Company’s Class D, Class M and Class I stockholders will pay. (The actual offering price for the publicly offered shares will vary each day to equal the NAV per share calculated in accordance with the Issuer’s valuation guidelines, plus for Class T shares only, applicable selling commissions and dealer manager fees.) In addition, the differential between the price at which affiliates will purchase shares and the estimated price at which investors may purchase Class T shares is, at most, 4.4%. We do not believe this amount constitutes a “substantial disparity,” especially because the Issuer receives the same net proceeds regardless of whether the shares are purchased by affiliates or by the public. Based on a review of Commission comment letters, it appears that on at least four other occasions the Staff has agreed with the above position with respect to whether Item 506 disclosure was triggered as a result of the discounted share price offered to affiliates of non-listed REITs when the discount was similar to the Issuer’s discount and the net offering proceeds to the issuer were the same. Please see the responses of Wells Core Office Income REIT, Inc. (dated April 13, 2011); Steadfast Income REIT, Inc. (dated October 15, 2009); Resource Real Estate Opportunity REIT, Inc. (dated September 15, 2009); and TNP Strategic Retail Trust, Inc. (dated December 4, 2008).

Prospectus Cover page

9. Comment: We note your last risk factor disclosure on page 37 with respect to the limitations on the transferability of the securities being registered. Please revise your disclosure here to so state. Refer to Item 1(b) of Form S-11.

Response: The Issuer has revised the cover page of the Prospectus and pages 18 and 34 of the Prospectus as requested.

10. Comment: We note your disclosure that you will file a prospectus supplement disclosing your NAV per share for each share class for each business day in the preceding month and that you will file an amendment to the registration statement on or before such time as the most recent offering price per share of any class of your common stock represents a 20% change from the per share price. Please revise your disclosure here and in the Q&A section on page 5 that you will file a prospectus supplement at any time there has been a significant (between 5% and 20%) move from the last NAV disclosed since the last monthly update.

Response: The Issuer does not intend to file a prospectus supplement if there is a 5% change in NAV from the last monthly prospectus supplement. As discussed throughout the prospectus, the NAV per share for each class of common stock will be disclosed on the Issuer’s website and available on the Issuer’s toll-free, automated telephone line. The Issuer believes the monthly frequency of the supplement filings is sufficient. The Issuer notes that other NAV REITs that publish a daily NAV do not have a similar obligation to file a supplement if there is a 5% change in NAV per share. Please see prospectus filed for each of Jones Lang LaSalle Income Property Trust, Inc., Cole Real Estate Income Strategy, Inc., Dividend Capital Diversified Property Fund, Inc. and RREEF Property Trust, Inc.

Robert F. Telewicz, Jr.

February 13, 2017

11. Comment: Please confirm that the monthly pricing supplement will prominently disclose that the website may have more recent pricing information.

Response: The Issuer undertakes that its monthly pricing supplement will prominently disclose that the Issuer’s website may have more recent pricing information.

12. Comment: We note your disclosure on page 1 that as a perpetual-life, publicly-offered REIT you may consider a liquidity event at any time in the future, but are not obligated by your charter or otherwise to effect a liquidity event at any time. Please revise your risk factor bullet points to disclose that you have no requirement to ever provide liquidity.

Response: The Issuer has revised the cover page of the Prospectus and pages 18 and 35 of the Prospectus as requested.

How is an investment in shares of your common stock different from investing in a listed REIT, page 2

13. Comment: We note your disclosure with respect to the valuations of your investments based on your share pricing policy. Please revise to include the limitations of such estimates or make cross references to relevant risk factor disclosure. Please also balance the disclosure to explain that your shares remain subject to the risk of declining values relating to the company and its investments and as described on page 42.

Response: The Issuer has revised page 2 of the Prospectus as requested.

How is an investment in shares of your common stock different from traditional non-listed REITs, page 2

14. Comment: Please tell us how your repurchase plan is less restrictive than traditional non-listed REITs.

Response: The Repurchase Program provides the Issuer’s stockholders with greater liquidity than traditional non-listed REITs by allowing stockholders to present on a monthly basis, all, or any portion of, their shares for repurchase, with no minimum amount of shares required for repurchase and no limitation on the sources of cash used by the Issuer to fund repurchases (as compared to the traditional non-listed REIT repurchase program in which the sources of cash are limited to proceeds from the sale of additional shares through the distribution reinvestment program). Additionally, the total amount of aggregate repurchases of shares under the Repurchase Program will be limited to no more than 2% of the Issuer’s aggregate NAV per month and no more than 5% of the Issuer’s aggregate NAV per calendar quarter (as compared to the traditional non-listed REIT repurchase program which limits the aggregate amount of repurchases in any fiscal year to 5% of the total number of outstanding shares as of the last day of the prior fiscal year).

Robert F. Telewicz, Jr.

February 13, 2017

Prospectus Summary Structure, page 16

15. Comment: Please update the organizational chart to include the percentage ownership of the company held by the parties identified.

Response: The Issuer has revised the organizational chart on page 17 of the Prospectus to show the number of outstanding shares owned by the identified parties. The Issuer respectfully submits that, as of the date of the filing of the Registration Statement, 100% of the Issuer’s outstanding common stock is held by private investors and that such ownership percentage will decrease over time as the Issuer sells shares in its public offering. Therefore, the Issuer respectfully submits that the number of shares of the Issuer owned by each private investor as identified in the updated organizational chart is more helpful than providing specific percentages because such percentages will change frequently during the offering. The Issuer has included in the Prospectus disclosure relating to the fact that, upon commencement of operations and for a period of time thereafter, a substantial portion of the Issuer’s common stock will be held by the Adviser, Rialto and their affiliates.

Management, page 77

16. Comment: Please provide separate disclosure regarding the significant employees of your advisor, or advise us why no such disclosure is material to stockholders. Please refer to Item 401(c) of Regulation S-K.

Response: The Issuer has revised the Prospectus on pages 85-88 in response to the comment.

The Advisory Agreement, page 82

17. Comment: On page 82 you state that the company will reimburse the adviser for “our allocable portion of expenses incurred by FS Real Estate Advisor in performing its obligations under the advisory agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the advisory agreement.” Disclosure on page 84 appears to indicate that this reimbursement provision would exclude employees of your advisor that are controlling persons of the advisor. We also note disclosure on page 22 indicating that you “will not reimburse our adviser or the sub-adviser for administrative costs allocated to employees to the extent that such employees also serve as our executive officers.” Please revise to ensure consistency.

Response: The Issuer has revised the Prospectus on page 90 in response to the comment.

18. Comment: The current description of the performance fee is complex and difficult to follow. Please revise to provide an example illustrating how the fee will be calculated.

Response: The Issuer has revised the Prospectus on pages 101-102 in response to the comment.

Robert F. Telewicz, Jr.

February 13, 2017

Compensation, page 89

19. Comment: We note your disclosure that you entered into an advisory agreement with an advisor that will be reimbursed for organization and offering expenses that it pays directly. Please disclose the total amount of organization and offering costs the advisor has incurred on your behalf to date. Please include similar disclosure in your financial statements when prepared.

Response: The Issuer has revised the Prospectus on pages 23, 98 and 119 of the Prospectus and with respect to organization and offering costs as of December 31, 2016, and on pages F-5 and F-6 of the financial statements.

Plan of Operation, page 103

20. Comment: Please tell us and revise your disclosures to include your intended accounting policy related to the annual distribution and stockholder servicing fees associated with your Class T shares. Your policy should address when a liability is recorded and your basis in GAAP for such treatment. Reference is made to paragraph 36 of CON 6. Please include similar disclosure in your financial statements when prepared.

Response: The Issuer will follow the guidance in Accounting Standards Codification Topic 405, Liabilities, when accounting for stockholder servicing fees. The Issuer will record stockholder servicing fees as a reduction to additional paid-in capital and the related liability in an amount equal to the Issuer’s best estimate of the fees payable in relation to the shares of Class T, Class D and Class M common stock on the date such shares are issued. The liability will be reduced over time, as the fees are paid to the dealer manager, or adjusted if the fees are no longer payable. The Issuer has revised the Prospectus on pages 119 and F-5 to reflect this policy.

Net Asset Value Calculation and Valuation Guidelines, page 114 NAV and NAV Per Share Calculation, page 117

21. Comment: We note your disclosure that your adviser will calculate the value of your investments based upon values received from various sources, including from your “[independent valuation advisor][independent valuation services].” You further indicate in bracketed disclosure that your “adviser will be responsible for information received from third parties, other than [your] independent valuation advisor...” Please confirm that you will identify your independent valuation advisor at such time as you have entered into an agreement with the advisor. Also tell us what consideration you have given to identifying the independent valuation advisor as an expert and filing its consent as an exhibit to the registration statement. In this regard, please tell us whether any of the quantitative NAV disclosures will be expertised. Refer to Section 7(a) and Rule 436 of the Securities Act.

Response: The Issuer has revised the disclosure on pages 42, 122 and 124 of the Prospectus in response to the comment. If and when the Issuer acquires any real property, it will engage an independent valuation advisor to value those assets in accordance with valuation guidelines approved by the Issuer’s board of directors. At such time, the independent valuation

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February 13, 2017

advisor will be named in the prospectus (along with the consideration given to selecting such advisor) and will consent to being named as an expert. The quantitative NAV disclosures would not be expertised by the independent valuation advisor.

As disclosed on page 123 of the Prospectus, the Adviser will utilize independent pricing or valuation services to help value all of the Issuer’s assets that are not exchange-traded. If no sale is reported for an exchange-traded security on the valuation date or if a security is an OTC security, the Adviser intends to value such securities using quotations obtained from an independent third-party pricing service, which will provide prevailing bid and ask prices that are screened for validity by the service from dealers on the valuation date. For investments for which a third-party pricing service is unable to obtain quoted prices, the Adviser intends to obtain bid and ask prices directly from dealers who make a market in such securities. To the extent that the Issuer holds investments for which no active secondary market exists and therefore, no bid and ask prices can be readily obtained, the Adviser intends to value such investments at fair value as determined in good faith by the Adviser in accordance with the Issuer’s valuation guidelines. In making such determination, it is expected that the Adviser may rely upon valuations obtained from an independent valuation service. Although the Adviser will rely on independent third-party services to provide preliminary valuations for its assets, the final determination of the fair value of the Issuer’s assets will ultimately be made by the Adviser. Because the independent valuation services are not responsible for the final determination of the value of the Issuer’s assets, the Issuer does not believe it is appropriate to attribute the calculation of its NAV to the independent valuation services.

22. Comment: We refer to the hypothetical calculation on page 118. Please revise the table to provide a breakdown of how the net asset value would be calculated. Your enhanced disclosure should include, but not be limited to, a discussion of how you will treat ongoing periodic stockholder servicing fees in the calculation of NAV. In this regard, we note your disclosure on page 117 that “changes in [your] daily NAV will reflect factors including, but not limited to, interest expense and unrealized/realized gains (losses) on assets...” Also, please revise the hypothetical calculation to include the Class [•] shares that will be issued in the private placement to certain individuals and entities affiliated with FS Real Estate Advisor and Rialto or tell us why the information is not material.

Response: The Issuer has revised the Prospectus on page 126 as requested.

23. Comment: Please provide us with your template for future NAV calculation on a supplemental basis.

Response: As discussed with the Staff, the template is contained on page 126 of the Prospectus.

Robert F. Telewicz, Jr.

February 13, 2017

Appendix B: Form of Subscription Agreement, page B-1

24. Comment: It appears that Appendix B is presented in a graphic or image file and it is difficult to read the text. Please refile this exhibit and ensure it is legible as contemplated by Rule 304(e) of Regulation S-T.

Response: The Issuer has revised Appendix B of the Prospectus as requested.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Jason W. Goode, Alston & Bird LLP
Stephen S. Sypherd, FS Credit Real Estate Income Trust, Inc.